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                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated December 15, 2003
                         For the month of November 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

       Form 20-F          X                   Form 40-F
                  -----------------                     ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                 No       X
                --------------                     --------------

    (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)
                                              --------------

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                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             United Microelectronics Corporation



Date:    12/15/2003                     By     /s/   Stan Hung
     ----------------------               --------------------------------------
                                          Stan Hung
                                          Chief Financial Officer

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                                     Exhibit

Exhibit           Description

99.1 Announcement on November 19, 2003: To announce related materials on disposal of TECO Electric & Machinery Co., Ltd. securities
99.2 Announcement on November 19, 2003: To announce related materials on disposal of MediaTek Inc. securities
99.3 Announcement on November 20, 2003: To announce related materials on disposal of MediaTek Inc. securities
99.4 Announcement on November 26, 2003: To announce related materials on acquisition of Machinery and equipment
99.5 Announcement on November 27, 2003: To announce related materials on acquisition of Machinery and equipment
99.6 Announcement on December 2, 2003: To announce related materials on acquisition of machinery and equipment
99.7 Announcement on December 2, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.8 Announcement on December 2, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.9 Announcement on December 2, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.10 Announcement on December 2, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.11 Announcement on December 2, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.12 Announcement on December 5, 2003: UMC First Foundry to Fabricate Products Using Chromeless Phase-Shift Mask Technology
99.13    Announcement on December 9, 2003: November sales
99.14 Announcement on December 12, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC
99.15 Announcement on December 15, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.16 Announcement on December 15, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

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                                                                    Exhibit 99.1

To announce related materials on disposal of TECO Electric & Machinery Co., Ltd. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): common shares of TECO Electric & Machinery
2.Date of occurrence of the event: 2003/11/19
3.Volume, unit price, and total monetary amount of the transaction: trading volume: 77,069,000 shares; average unit price: $11.5 NTD; total amount:
$886,293,500 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): secondary offering
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: n/a
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): n/a
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Loss of $648,802,385 NTD
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment of $886,293,500 NTD
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The price of the offering is determined in the range of 93% to 97% of the lowest price among the following:1)The closing price on the pricing date.2)The average closing price of pricing date and two business days prior to pricing date and 3)The average closing price of pricing date and nine business days prior to pricing date. The decision-making department: The board authorized the Chairman to decide. 11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.

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pledges): cumulative volume: 134 shares; amount: $2,669 NTD; percentage of holdings: 0%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.89%; ratio of shareholder's equity: 33.57%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD
13.Broker and broker's fee: n/a
14.Concrete purpose or use of the acquisition or disposition: financing operation
15.Net worth per share of company underlying securities acquired or disposed of: n/a
16.Do the directors have any objection to the present transaction? no 17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? no
18.Any other matters that need to be specified: none

                                                                    Exhibit 99.2

To announce related materials on disposal of MediaTek Inc. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): common shares of MediaTek Inc.
2.Date of occurrence of the event: 2003/11/19
3.Volume, unit price, and total monetary amount of the transaction: trading volume: 5,000,000 shares; average unit price:$320 NTD; total amount:
$1,600,000,000 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): secondary offering
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: n/a
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): n/a
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): profit: $1,526,089,488 NTD
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment of $1,600,000,000 NTD
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The price of the offering is determined in the range of 93% to 97% of the lowest price among the following: 1) The closing price on the pricing date. 2) The average closing price of pricing date and two business days prior to pricing date and 3) The average closing price of pricing date and nine business days prior to pricing date. The decision-making department: The board authorized the Chairman to decide.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 71,686,154 shares; amount: $1,059,672,070 NTD; percentage of holdings: 11.17%
12.Current ratio of long or short term securities investment (including the current trade) to

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the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.89%; ratio of shareholder's equity: 33.57%; the operational capital as shown in the most recent financial statement:
$78,223,004 thousand NTD
13.Broker and broker's fee: n/a
14.Concrete purpose or use of the acquisition or disposition: financing operation
15.Net worth per share of company underlying securities acquired or disposed of: n/a
16.Do the directors have any objection to the present transaction?: no 17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no
18.Any other matters that need to be specified: none

                                                                    Exhibit 99.3
To announce related materials on disposal of MediaTek Inc. securities

1.Name of the securities: common shares of MediaTek Inc.
2.Trading date: 2003/07/28~2003/11/20
3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:820,000 shares; average unit price:$368.49 NTD; total amount:
$302,164,000 NTD
4.Gain (or loss) (not applicable in case of acquisition of securities): profit of $289,007,198 NTD
5.Relationship with the underlying company of the trade: MediaTek Inc., invested company under cost method
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 71,676,154 shares; amount: 1,059,524,249 NTD; percentage of holdings: 11.17%; status of restriction of rights: no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.89%; ratio of shareholder's equity: 33.57%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD
8.Concrete purpose/objective of the acquisition or disposal: financing operation 9.Do the directors have any objections to the present transaction?: none
10.Any other matters that need to be specified: none


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                                                                    Exhibit 99.4

To announce related materials on acquisition of Machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2003/09/01~2003/11/25
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 8; average unit price: $65,403,109 NTD; total transaction price: $523,224,875 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

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                                                                    Exhibit 99.5

To announce related materials on acquisition of Machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2003/10/22~2003/11/26
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 23; average unit price: $48,038,227 NTD; total transaction price: $1,104,879,225 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                    Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2003/04/24~2003/12/01
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 10; average unit price: $76,439,104 NTD; total transaction price: $764,391,040 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction 5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                    Exhibit 99.7

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2003/09/09~2003/12/02
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 8; average unit price:$440,666,467 NTD; total transaction price:$3,525,331,734 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                    Exhibit 99.8

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2003/08/01~2003/12/02
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 9; average unit price: $128,571,444 NTD; total transaction price: $1,157,143,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                    Exhibit 99.9

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2003/08/01~2003/12/02
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 10; average unit price: $60,500,092 NTD; total transaction price: $605,000,920 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                   Exhibit 99.10

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2003/08/01~2003/12/02
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 6; average unit price: $94,892,196 NTD; total transaction price: $559,353,178 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEZ SINGAPORE PTD LTD; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                   Exhibit 99.11

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2003/09/09~2003/12/02
3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume:20;average unit price:$91,818,797 NTD; total transaction price:$1,836,375,944 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                   Exhibit 99.12

UMC First Foundry to Fabricate Products Using Chromeless Phase-Shift Mask Technology

1.Date of occurrence of the event: 2003/12/04
2.Cause of occurrence: HSINCHU, Taiwan, December 4, 2003--UMC (NYSE:UMC), a world-leading semiconductor foundry, today announced a new manufacturing milestone by becoming the first foundry to use chromeless (Cr-less) phase-shift mask technology for the successful production of functional customer products at the 90nm node. Due to the excellent results, UMC is also considering Cr-less phase-shift mask technology using 193nm lithography for the migration to the 65nm generation.

UMC's 90nm silicon success using Cr-less PSMs and 193nm lithography tools shows that we have moved Cr-less PSM technology out of the experimental stage," commented Dr. S.W. Sun, head of UMC's Central R&D (CRD) Division. "The Cr-less PSM is an excellent 90nm and below resolution enhancement technology (RET), which we are evaluating to extend the life of our existing 193nm lithography tools. With the Cr-less approach, we have achieved improved critical-dimension uniformity and line-edge roughness control, which means that layout patterns are more accurately being printed onto silicon."
3.Countermeasures: none
4.Any other matters that need to be specified: none

                                                                   Exhibit 99.13

                       United Microelectronics Corporation

                                December 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2003

1) Sales volume (NT$ Thousand)

 Period           Items             2003             2002          Changes          %

November      Invoice amount      7,633,833        5,968,645      1,665,188       27.90%
Jan - Nov     Invoice amount     78,723,443       66,323,359     12,400,084       18.70%
November      Net sales           7,701,531        6,002,983      1,698,548       28.30%
Jan - Nov      Net sales          76,509,754       61,922,565     14,587,189       23.56%

2) Funds lent to other parties (NT$ Thousand)

                            Balance as of period end
                     This Month      Last Month       Limit of lending

UMC                          0              0           32,281,487
UMC's subsidiaries      30,444         30,239            1,940,958

3) Endorsements and guarantees (NT$ Thousand)

                                              Change in This Month    Balance as of period end    Limit of endorsements

UMC                                                              0                         0                 64,562,974
UMC's subsidiaries                                          22,656                   205,924                    205,924
UMC endorses for subsidiaries                                                              0                          0
UMC's subsidiaries endorse for UMC                                                         0                          0
UMC endorses for PRC companies                                                             0                          0
UMC's subsidiaries endorse for PRC companies                                               0                          0

4) Financial derivatives transactions
a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities                                              N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ thousand

Underlying assets / liabilities                                           15,000
Financial instruments                                         Interest rate swap
Mark to market value                                                         -78

b  Trading purpose : None

                                                                   Exhibit 99.14

                       United Microelectronics Corporation

                         For the month of November, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE: UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of November, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders

  Title              Name         Number of shares held   Number of shares   Number of shares      Changes
                                    when elected (for        held as of         held as of
                                       Directors,        October 31, 2003  November 30, 2003
                                     Supervisors and
                                   Executive Officers)
                                    or as May 30, 2001


   CMO             Chris Chi                                  2,649,464          2,478,464      (171,000)

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

  Title        Name         Number of       Number of          Changes
                          shares pledge   shares pledge
                              as of           as of
                           October 31,    November 30,
                              2003            2003
   N/a         N/a              0               0                   0

3) The acquisition assets (NT$ Thousand)


     Description of assets                       November             Jan - Nov
Semiconductor Manufacturing Equipment           1,313,419             7,210,031
Fixed assets                                            0                38,518

4) The disposition of assets (NT$ Thousand)


     Description of assets                       November             Jan - Nov
Semiconductor Manufacturing Equipment              10,691             1,746,376
Fixed assets                                            0                54,988

                                                                   Exhibit 99.15

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2003/03/19~2003/12/15
3.Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price: Transaction volume: 7; average unit price:
$71,556,319 NTD; total transaction price: $500,894,236 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): IWATANI INTERNATIONAL CORPORATION; non-related party transaction 5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance 9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price? : Not applicable
13.Has an appraisal report not yet been obtained? : Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?: no 18.Any other matters that need to be specified: none

                                                                   Exhibit 99.16

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2003/05/13~2003/12/15
3.Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price: Transaction volume: 21; average unit price:
$47,644,523 NTD; total transaction price: $1,000,534,993 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor(Singapore)Pte Ltd; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance 9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price? : Not applicable
13.Has an appraisal report not yet been obtained? : Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable 15.Broker and broker's fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction? : no 18.Any other matters that need to be specified : none